UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 14, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FedEx Corporation – File No. 1-15829

Federal Express Corporation – File No. 1-07806

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FedEx Corporation and Federal Express Corporation submitted an application under Rule 24b-2 requesting an extension of previous grants of confidential treatment for information they excluded from the Exhibits to the Forms listed below.

Based on representations by FedEx Corporation and Federal Express Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public through **November 14, 2029.**

CF#	Exhibit	To Form	Filed On
23027	10.4	10-Q	December 19, 2008
23051	10.3	10-Q	December 19, 2008
23053	10.1	10-Q	December 22, 2006
23052	10.1	10-Q	December 22, 2006
23403	10.1	10-Q	March 20, 2009
23384	10.1	10-Q	March 20, 2009
23870	10.17	10-K	July 15, 2009
23871	10.17	10-K	July 15, 2009
24967	10.3	10-Q	March 19, 2010
24955	10.3	10-Q	March 19, 2010
25403	10.22	10-K	July 15, 2010
25404	10.22	10-K	July 15, 2010
25750	10.1	10-Q	September 17. 2010
25756	10.1	10-Q	September 17, 2010
26145	10.2	10-Q	December 17, 2010
26146	10.1	10-Q	December 17, 2010
26556	10.1	10-Q	March 18, 2011
26555	10.1	10-Q	March 18, 2011
27043	10.26	10-K	July 12, 2011
27044	10.26	10-K	July 12, 2011

CF#	Exhibit	To Form	Filed On
27729	10.2	10-Q	December 16, 2011
27730	10.1	10-Q	December 16, 2011
28166	10.2	10-Q	March 23, 2012
28165	10.2	10-Q	March 23, 2012
29923	10.52, 10.53	10-K	July 15 & 16, 2013
30172	10.1	10-Q	September 19, 2013
30539	10.1, 10.3, 10.4	10-Q	December 19, 2013
30539	10.1, 10.3, 10.4	10-Q/A	February 18, 2014
30540	10.1, 10.3, 10.4	10-Q	December 19, 2013
30540	10.1, 10.3, 10.4	10-Q/A	February 18, 2014
30884	10.1, 10.2	10-Q	March 20, 2014
30885	10.1, 10.2	10-Q	March 20, 2014
31336	10.38 thru 10.42	10-K	July 14, 2014
31337	10.38 thru 10.42	10-K	July 14, 2014
31599	10.1, 10.2	10-Q	September 18, 2014
31600	10.1, 10.2	10-Q	September 18, 2014
31923	10.2 thru 10.11	10-Q	December 18, 2014
31924	10.1 thru 10.10	10-Q	December 18, 2014
32290	10.1 thru 10.4	10-Q	March 19, 2015
32291	10.1 thru 10.4	10-Q	March 19, 2015
32977	10.1 thru 10.4	10-Q	September 17, 2015
32976	10.1 thru 10.4	10-Q	September 17, 2015
33279	10.1, 10.3, 10.4, 10.5	10-Q	December 17, 2015
33280	10.1, 10.3, 10.4, 10.5	10-Q	December 17, 2015
33620	10.1 thru 10.6 and 10.8	10-Q	March 17, 2016
33621	10.1 thru 10.6 and 10.8	10-Q	March 17, 2016
34017	10.83 thru 10.90	10-K	July 18, 2016
34259	10.1 thru 10.7 and 10.9 thru 10.11	10-Q	September 21, 2016
34599	10.1 thru 10.10	10-Q	December 21, 2016
34924	10.1 thru 10.10	10-Q	March 22, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Secretary